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              STATEMENT REGARDING COMPUTATION PER SHARE EARNINGS

     Earnings per share - basic and earnings per share - diluted have been computed based on weighted average shares outstanding for 1997 of 1,875,451 shares. Earnings per share for 1996 has been computed as if the 1,825,050 shares issued at March 29, 1996 had been outstanding for the full year.

                                  Exhibit 11